SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) or 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

DOBSON COMMUNICATIONS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

12.25% Senior Exchangeable Preferred Stock

13% Senior Exchangeable Preferred Stock
(Title of Class of Securities)

256069303 (12.25% Senior Exchangeable Preferred Stock)

256072505 (13% Senior Exchangeable Preferred Stock)
(CUSIP Number of Class of Securities)

Bruce R. Knooihuizen

14201 Wireless Way
Oklahoma City, Oklahoma 73134
(405) 529-8500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Paul W. Theiss, Esq. Bruce F. Perce, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600	Timothy J. Melton, Esq. Edward B. Winslow, Esq. Jones Day 77 West Wacker, Suite 3500 Chicago, Illinois 60601 (312) 782-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

      This Amendment No. 3 to Tender Offer Statement on Schedule TO is filed with the Securities and Exchange Commission on March 16, 2005, by Dobson Communications Corporation, an Oklahoma corporation (the “Company”), and relates to an offer by the Company to exchange (the “Exchange Offer”) cash and shares of the Company’s Series J Mandatory Convertible Preferred Stock for all outstanding shares of the Company’s 12.25% Senior Exchangeable Preferred Stock (the “12.25% Preferred Stock”) and the Company’s 13% Senior Exchangeable Preferred Stock (the “13% Preferred Stock” and, collectively with the 12.25% Preferred Stock, the “Preferred Stock”), on the terms and subject to the conditions described in the prospectus, as amended (the “Prospectus”), which is a part of the registration statement filed with the Securities and Exchange Commission on Form S-4 (SEC File No. 333-122089) (the “Registration Statement”), relating to the shares of Series J Mandatory Convertible Preferred Stock to be issued to stockholders in the Exchange Offer (the “Registration Statement”).

      In connection with the Exchange Offer, the Company was also soliciting consents from holders of the Company’s 12.25% Preferred Stock and 13% Preferred Stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to each series of Preferred Stock and (2) waive compliance by the Company with the provisions of the certificates of designation to be eliminated by the proposed amendments until such waivers terminate as described in the Prospectus (the “Consent Solicitation”).

Item 11.	Additional Information.

      (b) Other Material Information.

      On March 16, 2005, the Company issued a press release announcing that the Exchange Offer and Consent Solicitation, which expired at midnight, New York City time, on Tuesday, March 15, 2005, had expired and will not be consummated due to the failure to satisfy the minium tender conditions. A copy of the press release is filed as Exhibit (a)(1) hereto and is incorporated by reference.

Item 12.	Exhibits.

      (a)(1) Press Release, dated March 16, 2005 filed by the Company pursuant to Rule 425 on March 16, 2005 (incorporated by reference)

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SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOBSON COMMUNICATIONS CORPORATION

By:	/s/ Ronald L. Ripley

Name: Ronald L. Ripley Title: Senior Vice President and General Counsel Date: March 16, 2005

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EXHIBIT INDEX

Exhibit
Number	Exhibit Name

(a)(1)	Press Release, dated March 16, 2005 filed by the Company pursuant to Rule 425 on March 16, 2005 (incorporated by reference)